FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC BANK CANADA
FOURTH QUARTER 2003 RESULTS - HIGHLIGHTS

  Net income was C$73 million for the quarter ended 31 December 2003, an increase of 12.3 per cent over the fourth quarter of 2002

  Net income was C$300 million for the year ended 31 December 2003, an increase of 15.4 per cent over the same period in 2002.

  Return on average common equity was 17.0 per cent for the quarter ended 31 December 2003 and 18.7 per cent for the year ended 31 December 2003.

  The cost:income ratio was 62.0 per cent for the quarter ended 31 December 2003 and 57.4 per cent for the year ended 31 December 2003.

  Total assets of C$37.5 billion at 31 December 2003 compared to C$35.2 billion at 31 December 2002.

  Total assets under administration were C$18.7 billion at 31 December 2003, of which C$14.3 billion were funds under management and C$4.4 billion were custody and administration accounts.

Financial Commentary

HSBC Bank Canada recorded net income of C$73 million for the quarter ended 31 December 2003, an increase of C$8 million, or 12.3 per cent, from C$65 million for the fourth quarter of 2002. Net income for the year ended 31 December 2003 was C$300 million, an increase of C$40 million, or 15.4 per cent, compared with C$260 million for the year ended 31 December 2002.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer, said: "Overall, given the challenges we faced, we are encouraged by the results for the quarter and for the year ended 31 December 2003. Our personal and commercial banking customers helped us to weather a number of negative events such as the SARS outbreak, 'mad-cow' disease, forest fires in British Columbia and the electricity blackout in Ontario, as well as uncertainty in the world economy throughout most of the year.

"Net income benefited from an improved credit environment over the course of 2003 which resulted in lower credit losses compared with 2002. Personal loans and residential mortgages continued to grow as a result of lower interest rates and an active housing market. However, the net interest margin continued to be negatively impacted by competitive pricing. Other income increased, driven by higher capital market fees as North American equity markets rebounded in 2003.

"The excellent customer service we seek to provide our customers is one of our competitive advantages. I am pleased to report that HSBC Bank Canada was rated the highest for overall quality of customer service to the small and medium-sized enterprise (SME) market amongst all major chartered banks included in 'Banking on Competition: Results of CFIB Banking Survey'. This is an independent survey of SME owners conducted by the Canadian Federation of Independent Business (CFIB) and was published in October 2003. The results re-affirm our top position in a similar survey completed by the CFIB in 2000. This distinction could only have been achieved through the hard work and customer focus of our staff.

"In 2004, we will continue to focus on our core businesses to sustain growth in revenue, ensure a consistent control of costs and efficiently manage our capital resources. We will also continue to operate under a framework of prudent risk management and maintain our tradition of excellent corporate conduct. We are well-positioned to benefit from any growth in the world economy in 2004 through our broad range of products and services, and by taking advantage of the capabilities of our colleagues in the US, including Household International, and at HSBC in Mexico."

Net interest income

Net interest income for the quarter ended 31 December 2003 was C$214 million, an increase of C$4 million, or 1.9 per cent, from C$210 million for the fourth quarter of 2002. For the year ended 31 December 2003 net interest income was C$867 million, an increase of C$11 million, or 1.3 per cent, from C$856 million in 2002. Net interest income benefited from strong consumer spending and an active housing market, driven primarily by record low interest rates throughout 2003.

The net interest margin, as a percentage of average interest earning assets, was 2.54 per cent for the quarter ended 31 December 2003 and 2.66 per cent for 2003. For the same periods in 2002, the net interest margin was 2.63 per cent and 2.79 per cent respectively. The net interest margin was impacted during 2003 by the competitive environment for residential mortgages and personal deposits, with the latter resulting in a negative change in funding mix towards higher cost wholesale deposits.

Other income

Other income was C$120 million for the quarter ended 31 December 2003 compared with C$123 million for the same period in 2002. For the year ended 31 December 2003, other income was C$463 million, an increase of C$22 million, or 5.0 per cent, from C$441 million in 2002. Other income in the fourth quarter of 2002 included a one-time gain of C$17 million realised on the sale of the bank's shareholding in the Toronto Stock Exchange.

Capital market fees in the fourth quarter and year ended 31 December 2003 were higher than the same periods in 2002 due to increased retail trading commissions, as a result of the strengthening equity markets since the first quarter of 2003, and higher corporate advisory fees. Retail trading commissions from HSBC InvestDirect (HIDC)^ in 2003 were C$22 million compared with C$6 million in 2002. The higher retail trading revenues in 2003 were partially offset by lower institutional trading revenue as the institutional equity business was restructured in 2002. Credit fees for the quarter and year ended 31 December 2003 were higher over the same periods in 2002 as bankers' acceptances volumes increased during 2003 due to customers' propensity for shorter-term funding. Revenue from foreign exchange activities in 2003 was higher than in 2002 due to increased volatility from the continued strengthening of the Canadian dollar relative to the US dollar in 2003. Income from securitisation activities was higher in 2003 due to larger volumes of loans sold and administered.

^HSBC Bank Canada acquired Merrill Lynch HSBC Canada Inc. on 31 October 2002 (subsequently renamed HSBC InvestDirect Inc. (HIDC) on 1 November 2003). For financial reporting, the income and expenses of HIDC in 2002 were accounted for effective 1 July 2002, the date the HSBC Group acquired full ownership of HIDC, and have been recorded in the results for the fourth quarter of 2002.

Non-interest expenses

Non-interest expenses were C$207 million for the quarter ended 31 December 2003, an increase of C$16 million, or 8.4 per cent, from C$191 million for the same period in 2002. For the year ended 31 December 2003, non-interest expenses were C$764 million in 2003, an increase of C$34 million, or 4.7 per cent, from C$730 million in 2002. Non-interest expenses in 2002 included C$30 million in costs associated with restructuring of the institutional equity and research business.

Salaries and benefits in the fourth quarter and the year ended 31 December 2003 were higher compared with the same periods in 2002. The largest increase was due to performance-based compensation as capital market fees and net income were higher in 2003 compared with the prior year. To further improve the bank's overall efficiency, headcount was reduced by approximately one per cent in the fourth quarter of 2003 which resulted in a charge to expenses. Salaries and benefits from HIDC were C$8 million in 2003 compared with C$3 million in 2002. Ongoing employee benefits costs, particularly medical costs, were higher in 2003 compared with 2002. Beginning in 2003, the bank applied the fair value method of accounting for stock-based compensation and recorded an expense of C$4 million for the year.

Premises and equipment expenses in the fourth quarter and the year ended 31 December 2003 were comparable with the same periods in 2002. Rationalisation of leased office space in the fourth quarter of 2002 resulted in lower rent expense for 2003. These savings were offset by increased charges related to improving delivery channels and systems infrastructure during 2003.

Other non-interest expenses in the fourth quarter of 2003 were comparable with the same period in 2002 but were higher for the year ended 31 December 2003 compared with 2002. Other non-interest expenses from HIDC were C$14 million in 2003 compared with C$6 million in 2002. The fourth quarter of 2002 included higher marketing costs and a charge for rationalisation of leased office space. These were offset in the fourth quarter of 2003 by higher operating costs associated with increased business volumes, particularly related to retail equity trading, and higher investment to increase the size and scope of the wealth management businesses.

Provision for income taxes

The effective income tax rate for the fourth quarter of 2003 was 36.5 per cent compared with 42.5 per cent for the same period in 2002. The reduction was due in part to an increase in the value of future income tax assets, resulting from announced higher corporate income tax rates in the province of Ontario in future years, which reduced the income tax charge. For the year ended 31 December 2003 the effective income tax rate was 38.7 per cent, similar to the rate in 2002. Lower levels of tax-exempt income and the non-deductibility of stock-based compensation costs negatively impacted the effective income tax rate for 2003. This was partially offset by the increase in future income tax assets.

Credit quality and provision for credit losses

The provision for credit losses was C$8 million for the quarter ended 31 December 2003 compared with C$25 million for the same period in 2002. For the year ended 31 December 2003 the provision for credit losses was C$61 million compared with C$127 million in 2002. The lower provision levels in 2003 resulted from a stable credit environment during the year. In addition, the provision in 2002 reflected the impact of an exposure within the telecommunications sector in Canada.

Gross impaired loans were C$203 million at 31 December 2003 compared with C$225 million at 31 December 2002. Total impaired loans, net of specific allowances for credit losses, were C$148 million at 31 December 2003 compared with C$145 million at 31 December 2002. The general allowance for credit losses was C$258 million at 31 December 2003 compared with C$231 million at 31 December 2002.

Balance sheet

Total assets at 31 December 2003 were C$37.5 billion, up C$2.3 billion from C$35.2 billion at 31 December 2002. Low interest rates during 2003 benefited customers resulting in residential mortgages and consumer loans increasing C$1.4 billion and bankers' acceptances increasing C$0.9 billion during 2003.

Total deposits were C$29.3 billion at 31 December 2003, C$0.9 billion higher than C$28.4 billion at 31 December 2002. Personal deposits were C$0.5 billion, or 3.5 per cent, lower due to the strengthening of the Canadian dollar relative to the US dollar in 2003. At constant exchange rates, personal deposits at 31 December 2003 were C$0.3 billion, or 1.8 per cent, higher than at the same time in 2002.

Total assets under administration

Funds under management were C$14.3 billion at 31 December 2003 compared with C$13.5 billion at 30 September 2003 and C$11.9 billion at 31 December 2002. The growth was due to increased retail investor activity as the North American equity markets continued to recover during the fourth quarter of 2003. However, the strong Canadian dollar relative to the US dollar offset some of the overall growth.

Capital ratios

The bank's tier 1 capital ratio was 8.4 per cent and the total capital ratio was 11.1 per cent at 31 December 2003. This compares with 8.4 per cent and 11.4 per cent, respectively, at 31 December 2002.

Dividends

A regular dividend of 39.0625 cents per share (totalling C$2 million) has been declared on the Class 1 Preferred Shares - Series A. The dividend will be payable in cash on 31 March 2004, for shareholders of record on 15 March 2004.

About HSBC Bank Canada

HSBC Bank Canada (HSB.PR.A - TSX), a subsidiary of HSBC Holdings plc, has more than 160 offices. With over 9,500 offices in 79 countries and territories and assets of US$983 billion at 30 June 2003, the HSBC Group is one of the world's largest banking and financial services organisations. For more information about HSBC Bank Canada and its products and services, visit our website at hsbc.ca.

Copies of HSBC Bank Canada's 2003 Annual Report will be sent to shareholders during April 2004.

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where HSBC Bank Canada operates.

Summary

                                                                     Quarter ended                            Year ended

Figures in C$ millions	31Dec0	3	30Sep0	3	31Dec0	2	31Dec03	31Dec02
(except per share amounts)
Earnings
Net income	73		81		65		300	260
Basic earnings per share	0.15		0.17		0.14		0.62	0.55
Performance ratios (%)
Return on average
common equity	17.0		19.7		15.9		18.7	16.4
Return on average assets	0.75		0.85		0.70		0.80	0.72
Net interest margin	2.54		2.58		2.63		2.66	2.79
Cost:income ratio	62.0		55.3		57.4		57.4	56.3
Other income:total income ratio	35.9		37.4		36.9		34.8	34.0
Credit information
Impaired loans	203		221		225
Allowance for credit losses
- Balance at end of period	313		330		311
- As a percentage of impaired
loans	154%		149%		138%
- As a percentage of loans
outstanding	1.24%		1.31%		1.29%
Average balances
Assets	37,717		36,874		35,750		36,635	34,828
Loans	25,113		24,764		23,658		24,543	22,976
Deposits	29,700		29,251		28,595		29,041	27,842
Common equity	1,658		1,582		1,553		1,563	1,538
Capital ratios (%)
Tier 1	8.4		8.3		8.4
Total capital	11.1		11.0		11.4
Total assets under
administration
Funds under management	14,323		13,455		11,888
Custodial accounts	4,409		4,055		3,208
Total assets and
administration	18,732		17,510		15,096

Consolidated Statement of Income (Unaudited)

                                                                                   Quarter ended                      Year ended

Figures in C$ millions	31Dec03	30Sep03	31Dec02	31Dec03	31Dec02
(except per share amounts)
Interest and dividend income
Loans	343	347	331	1,375	1,270
Securities	25	22	29	105	110
Deposits with regulated
financial institutions	13	14	17	54	75
Total interest income	381	383	377	1,534	1,455
Interest expense
Deposits	159	161	158	632	564
Debentures	8	9	9	35	35
Total interest expense	167	170	167	667	599
Net interest income	214	213	210	867	856
Provision for credit losses	8	14	25	61	127
Net interest income
after provision for credit
losses	206	199	185	806	729
Other income
Deposit and payment
service charges	20	20	20	80	75
Credit fees	18	18	14	69	60
Capital market fees	29	26	19	93	69
Mutual fund and administration
fees	14	13	13	53	58
Foreign exchange	17	15	13	61	53
Trade finance	6	7	7	26	27
Trading revenue	1	3	4	9	14
Securitisation income	2	16	2	26	19
Other	13	9	31	46	66
Total other income	120	127	123	463	441
Net interest and other income	326	326	308	1,269	1,170
Non-interest expenses
Salaries and employee benefits	109	97	85	388	339
Premises and equipment	25	27	29	109	107
Other	73	64	75	267	254
Restructuring costs	--	--	2	--	30
Total non-interest expenses	207	188	191	764	730
Income before taxes and non-
controlling interest in income
of trust	119	138	117	505	440
Provision for income taxes	42	53	48	189	164
Non-controlling interest in
income of trust	4	4	4	16	16
Net income	73	81	65	300	260
Preferred share dividends	2	2	2	8	8
Net income attributable to
common shares	71	79	63	292	252
Average common shares
outstanding (000)	471,168	471,168	466,114	471,168	458,675
Basic earnings per share (C$)	0.15	0.17	0.14	0.62	0.55

Condensed Consolidated Balance Sheet (Unaudited)

Figures in C$ millions	At 31De	c03	At 31De	c02
Assets
Cash and deposits with Bank of Canada	256		417
Deposits with regulated financial institutions	3,373		3,317
	3,629		3,734
Investment securities	2,234		2,875
Trading securities	642		870
	2,876		3,745
Assets purchased under
reverse repurchase agreements	1,572		416
Loans
- Businesses and government	11,664		11,949
- Residential mortgage	10,880		9,809
- Consumer	2,702		2,422
- Allowance for credit losses	(313)		(311)
	24,933		23,869
Customers' liability under acceptances	3,247		2,374
Land, buildings and equipment	111		111
Other assets	1,141		940
	4,499		3,425
Total assets	37,509		35,189
Liabilities and shareholders' equity
Deposits
- Regulated financial institutions	641		758
- Individuals	13,924		14,432
- Businesses and governments	14,774		13,182
	29,339		28,372
Subordinated debentures	504		528
Acceptances	3,247		2,374
Assets sold under repurchase agreements	30		28
Other liabilities	2,340		1,984
Non-controlling interest in trust and subsidiary	230		230
	5,847		4,616
Shareholders' equity
- Preferred shares	125		125
- Common shares	950		950
- Contributed surplus	169		165
- Retained earnings	575		433
	1,819		1,673
Total liabilities and shareholders' equity	37,509		35,189

Condensed Consolidated Statement of Cash Flows (Unaudited)

                                                                                  Quarter ended             Year ended

Figures in C$ millions	31Dec0	3	30Sep0	3	31Dec0	2	31Dec0	3	31Dec0	2
Cash flows (used in)/
provided by:
Operating activities	(109)		(202)		245		751		988
Financing activities	167		908		272		811		1,898
Investing activities	(426)		(422)		(54)		(1,750)		(2,387)
(Decrease)/increase in
cash and cash equivalents	(368)		284		463		(188)		499
Cash and cash equivalents,
beginning of period	3,817		3,533		3,174		3,637		3,138
Cash and cash equivalents,
end of period	3,449		3,817		3,637		3,449		3,637
Represented by:
Cash resources per balance
sheet	3,629		4,071		3,734
Less non-operating
deposits^	(180)		(254)		(97)
Cash and cash equivalents,
end of period	3,449		3,817		3,637

^Non-operating deposits are comprised primarily of cash which reprices after 90 days and cash restricted for recourse on securitisation transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: February 23, 2004